

**Tre Hargett**
Secretary of State

# Division of Business Services
# Department of State
State of Tennessee
312 Rosa L. Parks AVE, 6th FL
Nashville, TN 37243-1102

Optimum Logistics Corp
STE A
478 N CHANCERY ST
MCMINNVILLE, TN  37110-2093

October 7, 2021

## Filing Acknowledgment

Please review the filing information below and notify our office immediately of any discrepancies.

| | | | |
|---|---|---|---|
| **SOS Control # :** | **001245157** | Formation Locale: | TENNESSEE |
| Filing Type: | For-profit Corporation - Domestic | Date Formed: | 10/07/2021 |
| Filing Date: | 10/07/2021 7:46 PM | Shares of Stock: | 1,000,000 |
| Status: | Active | Fiscal Year Close: | 12 |
| Duration Term: | Perpetual | Annual Report Due: | 04/01/2022 |
| Business County: | WARREN COUNTY | Image # : | B1111-2685 |

### Document Receipt

| | | |
|---|---|---|
| Receipt # :  006665265 | Filing Fee: | $100.00 |
| Payment-Credit Card  -  State Payment Center - CC #: 3815544885 | | $100.00 |

**Registered Agent Address:**
Optimum Logistics Corp
STE A
478 N CHANCERY ST
MCMINNVILLE, TN  37110-2093

**Principal Address:**
STE A
478 N CHANCERY ST
MCMINNVILLE, TN  37110-2093

Congratulations on the successful filing of your **Charter** for **Optimum Logistics Corp** in the State of Tennessee which is effective on the date shown above.  You must also file this document in the office of the Register of Deeds in the county where the entity has its principal office if such principal office is in Tennessee.  Please visit the Tennessee Department of Revenue website (www.tn.gov/revenue) to determine your online tax registration requirements.  If you need to obtain a Certificate of Existence for this entity, you can request, pay for, and receive it from our website.

You must file an Annual Report with this office on or before the Annual Report Due Date noted above and maintain a Registered Office and Registered Agent.  Failure to do so will subject the business to Administrative Dissolution/Revocation.

Tre Hargett
Secretary of State